Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Titan Medical Inc. (the “Company” or “Titan”)
170 University Avenue
Suite 1000
Toronto, Ontario
M5H 3B3

Item 2	Date of Material Change

May 31, 2018.

Item 3	News Release

The press release attached as Schedule “A” was disseminated through Marketwired on June 1, 2018 with respect to the material change.

Item 4	Summary of Material Change

On June 1, 2018, the Company announced that it has applied to list its common shares on the Nasdaq Stock Market LLC (“Nasdaq”). In connection with the planned U.S. listing, and subject to approval from Titan’s shareholders at the upcoming annual and special meeting, the board of directors has approved a consolidation of the Company’s outstanding common shares on the basis of a ratio of one post-consolidation share for 30 pre-consolidation shares which is expected to take effect prior to the opening of trading on Tuesday, June 19, 2018.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

Please see the press release attached as Schedule “A”.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The following executive officer is knowledgeable about the material changes and may be contacted about this report:

Stephen Randall
Chief Financial Officer
(416) 548-7522 (ext. 152)

Email:                 stephen@titanmedicalinc.com
Website:           www.titanmedicalinc.com

Item 9	Date of Report

June 5, 2018.

Schedule “A”

[See Attached]

Titan Medical Applies to List Its Common Shares on Nasdaq, Announces 1-for-
30 Reverse Stock Split

TORONTO, June 01, 2018 -- Titan Medical Inc. (“Titan” or the “Company”) (TSX:TMD) (OTCQB:TITXF), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (“MIS”), announces that it has applied to list its common shares on the Nasdaq Stock Market LLC (“Nasdaq”). In connection with the planned U.S. listing, and subject to approval from Titan’s shareholders at the upcoming annual and special meeting, the board of directors has approved a consolidation of the Company’s outstanding common shares in a ratio of 1-for-30. The consolidation is expected to take effect prior to the opening of trading on Tuesday, June 19, 2018.

"We believe that dual listing our common stock on both the TSX and Nasdaq presents the opportunity to expand awareness of the company among U.S.-based investors, and potentially provides avenues for additional sources of funding as we work to complete the development of the SPORT Surgical System,” said David McNally, President and Chief Executive Officer of Titan Medical. “The considerable progress we have made in product development, strengthening our intellectual property portfolio, the successful demonstration of the first simulation training modules with our collaborator Mimic Technologies, and most recently, surgeons presenting abstracts at renowned medical conferences, all underlie the timing of this decision. The consolidation of our shares is a necessary step to meet Nasdaq’s listing requirements and we anticipate that our stock will be listed by the end of June.”

Share Consolidation Ratio and Effect on Outstanding Common Shares.

Titan Medical’s board of directors has determined that the consolidation will be done on the basis of one new common share for every 30 currently outstanding common shares. The consolidation is expected to take effect prior to the opening of trading on June 19, 2018, and the Company’s common shares are expected to commence trading under its current symbol, TMD, on the Toronto Stock Exchange on a post-consolidation basis beginning at the open of markets on June 19, 2018. There are currently 419,888,311 common shares issued and outstanding, and it is expected that there will be 13,996,277 common shares issued and outstanding following the consolidation, subject to rounding for any fractional shares. No fractional shares will be issued as a result of the share consolidation.

Shareholder Authorization.

The proposed share consolidation is subject to shareholders approval. At the upcoming annual and special meeting of shareholders to be held on June 14, 2018, shareholders will be requested to pass a special resolution (the “Special Resolution”) in respect of the proposed share consolidation on the basis of the range of pre-consolidation share to post-consolidation share ratios of 5:1 to 30:1 with the precise ratio to be determined by the Board of Directors in its sole discretion. Further details are provided in the Company’s management information circular dated May 11, 2018 in respect of the meeting.

A consolidation of Common Shares was approved by way of a special resolution of the shareholders of the Corporation at the last annual and special meeting held on June 15, 2017. The special resolution was approved by over 87.3% of votes cast at the meeting but the authorization granted thereunder will lapse on June 14, 2018 and accordingly, shareholders are being requested to approve the Special Resolution at the upcoming shareholders meeting on June 14, 2018.

Registered Holders.

Registered shareholders holding share certificates will be mailed a letter of transmittal advising of the share consolidation and instructing them to surrender their share certificates representing pre-consolidation common shares to Computershare Investor Services Inc. for replacement certificates or direct registration advice representing their post-consolidation common shares. Until surrendered for exchange, following the effective date of the consolidation, each share certificate formerly representing pre -consolidation common shares will be deemed to represent the number of whole post-consolidation common shares to which the holder is entitled as a result of the consolidation.

Holders of common shares of the Company who hold uncertificated common shares (that is common shares held in book-entry form and not represented by a physical share certificate), either as registered holders or beneficial owners, will have their existing book-entry account(s) electronically adjusted by the Company’s transfer agent or, for beneficial shareholders, by their brokerage firms, banks, trusts or other nominees that hold in street name for their benefit. Such holders do not need to take any additional actions to exchange their pre-consolidation common shares for post-consolidation common shares.

Non-Registered Holders. Beneficial shareholders holding their common shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the consolidation than those that have been put in place by the Company for registered shareholders. If you hold your common shares with such a bank, broker or other nominee, and if you have questions in this regard, you are encouraged to contact your nominee.

The Company currently anticipates that, subject to the receipt of all required approvals, its common shares will begin trading on the Nasdaq before the end of June 2018. The listing of the Company’s common shares on the Nasdaq Stock Market remains subject to the approval of that exchange and the satisfaction of all applicable listing requirements.

Convertible Securities. The exercise or conversion price and/or the number of common shares issuable under outstanding convertible securities, including warrants and stock options, exercisable for, or convertible or exchangeable into, pre– consolidation common shares ("Convertible Securities") that have not been exercised or cancelled prior to the effective date of the implementation of the proposed share consolidation will be proportionately adjusted pursuant to the terms thereof on the same exchange ratio described above and each holder of pre–consolidation Convertible Securities will become entitled to receive post–consolidation common shares pursuant to such adjusted terms, where required and subject to TSX approval. The trading symbol for listed warrants will not change due to the proposed share consolidation.

About Titan Medical Inc.

Titan Medical Inc. is focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery. The Company is developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to initially pursue focused surgical indications for the SPORT Surgical System, which may include one or more of gynecologic, urologic, colorectal or general abdominal procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2018 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

Contacts:

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
   or
Bruce Voss
(310) 691-7100
bvoss@lhai.com